UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Kamada Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 1.00

(Title of Class of Securities)

M6240T109

(CUSIP Number)

Amir Efrati

Brosh Capital PARTNERS, L.P.

Ariel Sharon 4

Givataim, Israel 5320047

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. M6240T109

1	NAME OF REPORTING PERSON

Brosh Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,731,222*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,731,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,731,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 400,000 Shares obtained pursuant to a private agreement entitling certain of the Reporting Persons to borrow, on a revolving basis, shares of the Issuer.

2

CUSIP No. M6240T109

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,731,222*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,731,222*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,731,222*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

* Includes 400,000 Shares obtained pursuant to a private agreement entitling certain of the Reporting Persons to borrow, on a revolving basis, shares of the Issuer.

3

CUSIP No. M6240T109

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,082,835*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,082,835*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 400,000 Shares obtained pursuant to a private agreement entitling certain of the Reporting Persons to borrow, on a revolving basis, shares of the Issuer. In accordance with the agreement, certain of the Reporting Persons borrowed 400,000 shares on October 18, 2017, and thereafter returned 150,000 shares on November 2, 2017.

4

CUSIP No. M6240T109

1	NAME OF REPORTING PERSON

Aharon Biram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		149,334
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

149,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. M6240T109

1	NAME OF REPORTING PERSON

Esther Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		202,279
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

202,279
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. M6240T109

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. As a result of a recent share issuance by Kamada Ltd. (“Kamada”), the Reporting Persons no longer collectively own in excess of 5% of the outstanding Shares of Kamada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Brosh were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,731,222 Shares owned by Brosh and Exodus is approximately $6,939,119, excluding brokerage commissions. The Shares purchased by Mr. Biram were purchased with personal funds, in open market purchases. The aggregate purchase price of the 149,334 Shares owned directly by Mr. Biram is approximately $881,832, excluding brokerage commissions. The Shares purchased by Ms. Deutsch were purchased with personal funds, in open market purchases. The aggregate purchase price of the 202,279 Shares owned directly by Ms. Deutsch is approximately $1,119,611, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows

The aggregate percentage of Shares reported owned by each person named herein is based upon 44,519,768 Shares, which is based on 40,353,101 Shares reported by Kamada plus 4,166,667 newly issued Shares.

A.	Brosh
(a)	As of the close of business on January 28, 2020, Brosh beneficially owned 1,731,222 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,731,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,731,222

(c)	The transactions in the Shares by Brosh in the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Brosh, Exodus GP may be deemed the beneficial owner of the 1,731,222 Shares directly owned by Brosh.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,731,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,731,222
7

CUSIP No. M6240T109

(c)	The transactions in the Shares by Exodus in the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Efrati
(a)	Mr. Efrati as the portfolio manager of each of Brosh and Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Biram and Ms. Deutsch, may be deemed the beneficial owner of the (i) 1,731,222 Shares owned by Brosh, (ii) 149,334 Shares owned by Mr. Biram and (iii) 202,279 Shares owned by Ms. Deutsch.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,082,835
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,082,835

(c)	Mr. Efrati has not entered into any transactions in the past 60 days. The transactions in the Shares by Brosh, Mr. Biram and Ms. Deutsch in the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Biram
(a)	As of the close of business on January 28, 2020, Mr. Biram beneficially owned 149,334 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 149,334
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 149,334

(c)	The transactions in the Shares by Mr. Biram in the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	Ms. Deutsch
(a)	As of the close of business on January 28, 2020, Ms. Deutsch beneficially owned 202,279 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 202,279
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 202,279
8

CUSIP No. M6240T109

(c)	The transactions in the Shares by Ms. Deutsch in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

9

CUSIP No. M6240T109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2020

BROSH CAPITAL PARTNERS, L.P.

By:	Exodus Management Israel Ltd. Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Aharon Biram and Esther Deutsch

10

CUSIP No. M6240T109

SCHEDULE A

Transactions in the Shares in the Past 60 Days

Nature of Transaction	Date of Purchase/Sale mm/dd/yyyy	Securities Sold	Price U.S. $

BROSH CAPITAL PARTNERS L.P.

Sale of Ordinary Shares	12/10/2019	30,206	7.67
Sale of Ordinary Shares	12/11/2019	200	7.61
Sale of Ordinary Shares	12/11/2019	5,225	7.59
Sale of Ordinary Shares	12/12/2019	83,354	7.50
Sale of Ordinary Shares	12/13/2019	9,205	7.32
Purchase of Ordinary Shares	12/16/2019	2,700	6.89
Sale of Ordinary Shares	12/16/2019	28,086	6.95
Sale of Ordinary Shares	12/17/2019	47,309	6.90
Sale of Ordinary Shares	12/18/2019	19,000	7.06
Sale of Ordinary Shares	12/18/2019	59,746	6.99
Sale of Ordinary Shares	12/19/2019	3,173	7.00
Sale of Ordinary Shares	12/22/2019	2,512	6.98
Sale of Ordinary Shares	12/24/2019	17,810	6.84
Sale of Ordinary Shares	12/25/2019	17	6.82
Sale of Ordinary Shares	12/25/2019	1,483	6.82
Sale of Ordinary Shares	12/25/2019	2,000	6.82
Sale of Ordinary Shares	12/25/2019	200	6.82
Sale of Ordinary Shares	12/25/2019	800	6.82
Sale of Ordinary Shares	12/25/2019	776	6.83
Sale of Ordinary Shares	12/25/2019	348	6.83
Sale of Ordinary Shares	12/26/2019	3,069	6.84
Sale of Ordinary Shares	12/26/2019	7,554	6.80
Sale of Ordinary Shares	1/2/2020	13,665	7.06
Sale of Ordinary Shares	1/7/2020	150	6.74
Sale of Ordinary Shares	1/8/2020	5,724	6.37

AHARON BIRAM

Sale of Ordinary Shares	12/18/2019	8,000	7.06
Sale of Ordinary Shares	12/25/2019	426	6.83
Sale of Ordinary Shares	12/25/2019	427	6.82
Sale of Ordinary Shares	12/25/2019	573	6.82

ESTHER DEUTSCH

Sale of Ordinary Shares	12/18/2019	8,000	7.06